SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

LIBERTY EXPEDIA HOLDINGS, INC.

(Name of Issuer)

Series A Common Stock, par value $.01 per share

Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock: 53046P109

Series B Common Stock: 53046P208

(CUSIP Numbers)

Gregory B. Maffei

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Common Stock: 53046P109 Series B Common Stock: 53046P208

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory B. Maffei

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 946,722 (1), (2), (3), (4) Series B Common Stock: 415,139 (1)

	8.	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	9.	Sole Dispositive Power Series A Common Stock: 946,722 (1), (2), (3), (4) Series B Common Stock: 415,139 (1)

	10.	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 946,722 (1), (2), (3), (4) Series B Common Stock: 415,139 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 1.7% (5) Series B Common Stock: 12.9% (5)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 510,292 shares of Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), and 390,873 shares of Series B Common Stock, par value $0.01 per share (the “Series B Common Stock”), in each case, that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, December 21, 2018.

(2)  Includes 278,408 shares of Series A Common Stock held by a grantor retained annuity trust.

(3)  Includes 10,554 shares of Series A Common Stock held by the Maffei Foundation, as to which shares Mr. Maffei disclaims beneficial ownership.

(4)  Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Maffei; however, if such shares of Series A Common Stock were included, Mr. Maffei would beneficially own, in the aggregate, 1,361,861 shares of Series A Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 2.5% of such shares of Series A Common Stock outstanding, subject to the relevant footnotes set forth herein.

(5) For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of Series A Common Stock outstanding was 54,485,588 and the total number of shares of Series B Common Stock outstanding was 2,830,174, in each case, as of October 15, 2018, as reported by Liberty Expedia Holdings, Inc., a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 1, 2018, and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for the assumed exercise of all options and other rights to acquire shares of Series A Common Stock or Series B Common Stock held by Mr. Maffei and exercisable within 60 days after December 21, 2018. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Generally, each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 5.8% of the voting power of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. See Items 1 and 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY EXPEDIA HOLDINGS, INC.

Item  1.      Security and Issuer.

Gregory B. Maffei is filing this Statement on Schedule 13D (the “Statement”) with respect to the following series of common stock of Liberty Expedia Holdings, Inc., a Delaware corporation (the “Issuer”), beneficially owned by Mr. Maffei:

(a) Series A common stock, par value $0.01 per share (the “Series A Common Stock”); and

(b) Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”).

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of Series A Common Stock issuable upon the conversion of shares of Series B Common Stock. At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock. Shares of Series A Common Stock are not convertible. The holders of Series A Common Stock and Series B Common Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer, subject to certain exceptions as set forth in the Issuer’s restated certificate of incorporation, including with respect to the election of Series B Directors (as defined in the Issuer’s restated certificate of incorporation) of the Issuer until the Series B Director Termination Time (as defined in the Issuer’s restated certificate of incorporation). Generally, the holders of Series B Common Stock are entitled to 10 votes per share and the holders of Series A Common Stock are entitled to one vote per share (other than the election or removal of Common Stock Directors (as defined in the Issuer’s restated certificate of incorporation) prior to the Series B Director Termination Time, in which case each share of Series A Common Stock entitles its holder to one vote per share and each share of Series B Common Stock entitles its holder to two votes per share).

Item  2.      Identity and Background.

The reporting person is Gregory B. Maffei, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, CO 80112.

Mr. Maffei is (i) President and Chief Executive Officer, and a director of, Liberty Media Corporation, Liberty Broadband Corporation and GCI Liberty, Inc., (ii) President, Chief Executive Officer and Chairman of the Board of Liberty TripAdvisor Holdings, Inc., and (iii) Chairman of the Board of Qurate Retail, Inc.

During the last five years, Mr. Maffei has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Maffei is a citizen of the United States of America.

Item  3.      Source and Amount of Funds.

On November 4, 2016 (the “Redemption Date”), Qurate Retail, Inc. (formerly known as Liberty Interactive Corporation) (“Qurate”) effected the split-off (the “Split-Off”) of the Issuer from Qurate.  Pursuant to the Split-Off, on the Redemption Date, (i) Qurate redeemed 0.4 of each outstanding share of its Series A Liberty Ventures common stock for 0.4 of a share of Series A Common Stock and (ii) Qurate redeemed 0.4 of each outstanding share of its Series B Liberty Ventures common stock for 0.4 of a share of Series B Common Stock, subject, in each case, to the payment of cash in lieu of any fractional shares.

Mr. Maffei acquired beneficial ownership of the shares of Common Stock reported on this Statement on November 4, 2016 pursuant to the Split-Off (including beneficial ownership acquired on October 25, 2018 as a result of the December 24, 2018 vesting of options acquired in connection with the Split-Off, as more specifically described in Item 5 of this Statement) and a privately negotiated transaction with a third-party.

Item  4.      Purpose of the Transaction.

Mr. Maffei acquired beneficial ownership of the shares of Common Stock reported on this Statement pursuant to various transactions, as described in Item 3 of this Statement.  Mr. Maffei holds and has acquired these shares of Common Stock for investment purposes.

Other than as set forth in this Statement, Mr. Maffei does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Maffei may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, Mr. Maffei will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Maffei, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item  5.      Interest in Securities of the Issuer.

(a)-(b) Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 946,722 shares of Series A Common Stock (including (A) 10,554 shares held by the Maffei Foundation, as to which Mr. Maffei disclaims beneficial ownership, (B) 278,408 shares held by a grantor retained annuity trust, and (C) 510,292 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, December 21, 2018), which shares represent approximately 1.7% of the outstanding shares of Series A Common Stock, and (ii) 415,139 shares of Series B Common Stock (including 390,873 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, December 21, 2018), which shares represent approximately 12.9% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 54,485,588 shares of Series A Common Stock and 2,830,174 shares of Series B Common Stock, in each case, outstanding as of October 15, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the

quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 1, 2018, and as calculated in accordance with Rule 13d-3 under the Exchange Act, after adjustment for the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable as of, or within, 60 days after December 21, 2018. Generally, the holders of Series B Common Stock are entitled to 10 votes per share and the holders of Series A Common Stock are entitled to one vote per share (other than the election or removal of Common Stock Directors prior to the Series B Director Termination Time, in which case each share of Series A Common Stock entitles its holder to one vote per share and each share of Series B Common Stock entitles its holder to two votes per share). Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities of the Issuer representing approximately 5.8% of the voting power of the Issuer based on the outstanding shares noted above.

Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Common Stock.

(c) On October 25, 2018, Mr. Maffei acquired beneficial ownership of 267,747 shares of Series B Common Stock, as a result of the vesting on December 24, 2018 of stock options to purchase 267,747 shares of Series B Common Stock held by Mr. Maffei at an exercise price of $38.02 per share. On December 7, 2018, Mr. Maffei gifted 8,913 shares of Series A Common Stock to the Maffei Foundation. Other than as stated herein, Mr. Maffei has not effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d) Not Applicable.

(e) Not Applicable.

Item  6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item  7.      Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2018

/s/ Gregory B. Maffei
Gregory B. Maffei